UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
AMENDED AND RESTATED

Under the Securities Exchange Act of 1934

Bigmar, Inc. (Name of Issuer)
Common Stock, par value $.001 per share (Title of Class of Securities)
089893-10-1 (CUSIP Number)
John G. Tramontana 9711 Sportsman Club Road Johnstown, Ohio 43031 (740) 966-5800
with copies to:

Susan D. Ciallella, Esquire
Cozen O'Connor
1900 Market Street, Fifth Floor
Philadelphia, Pennsylvania 19103
(215) 655-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 2, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    / /.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
John G. Tramontana

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	/ / / /
Not Applicable

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
00

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER 1,285,800

		(8)	SHARED VOTING POWER 9,923,539

		(9)	SOLE DISPOSITIVE POWER 1,285,800

		(10)	SHARED DISPOSITIVE POWER 9,923,539

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,209,339

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
/ /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.0% of Common Stock

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

ITEM 1. Security and Issuer.

        This Schedule 13D relates to common stock, par value $.001 per share (the "Common Stock") as well as to Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock") which by its terms is convertible into shares of Common Stock and votes as a single class with the Common Stock with respect to most matters presented to the shareholders of Bigmar, Inc., a Delaware corporation (the "Company"). This Schedule 13D is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's principal executive office is located at 9711 Sportsman Club Road, Johnstown, Ohio 43031.

ITEM 2. Identity and Background.

        (a) This statement is being filed by John G. Tramontana, an individual residing in the State of Ohio (the "Reporting Person"). The Reporting Person has previously filed a Schedule 13D dated May 20, 1997 and an Amendment No. 1 thereto dated May 21, 1997 (the "Past Filings"). This filing amends and restates those filings.

        (b) and (c) The Reporting Person has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception in September 1995. The Reporting Person's business address is 9711 Sportsman Club Road, Johnstown, Ohio 43031.

        (d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

        Information concerning the source and amount of funds for prior acquisitions of Common Stock by the Reporting Person is set forth below:

        In May 1995, John G. Tramontana, the Reporting Person and the Company's Chairman of the Board, President and Chief Executive Officer, purchased 690 shares of the capital stock of Bigmar Pharmaceuticals SA for $575,000. As of the date of this Report, Bigmar Pharmaceuticals SA is a subsidiary of the Company; however at the time of the transaction referenced hereinabove the Company had not yet been organized.

        In June 1995, all of the outstanding capital stock of Bioren SA was purchased by Bigmar Pharmaceuticals SA for an aggregate purchase price of approximately $9.4 million, consisting of approximately $5.2 million in cash, and the assumption of certain of the seller's liabilities in the aggregate principal amount of approximately $4.2 million. In addition, in connection with the acquisition, Bigmar Pharmaceuticals SA became a guarantor on a bank loan to Bioren SA in the principal amount of $2.6 million, which was collateralized by the plant owned by Bioren, and provided a guarantee of a second mortgage in the aggregate principal amount of approximately $1.7 million on the Bioren plant. Also in June 1995, Bigmar Pharmaceuticals SA sold one-half of its equity interest of Bioren for approximately $2.6 million. This sale included 500 shares (10% of Bioren SA's outstanding stock) to the Reporting Person, for $500,000. As of the date of this Report, Bioren SA is a wholly-owned subsidiary of the Company, and it and Bigmar Pharmaceuticals SA are in the process of being consolidated.

        In September 1995, the Company sold an aggregate of 2,375,000 shares of Common Stock to its then existing stockholders, including the Reporting Person, for $5,000. On April 8, 1996, all of the then existing stockholders of the Company contributed 99% of the shares of Common Stock then owned by each of these stockholders to the Company for no cash consideration. As a result of the sale of Common Stock in September 1995 disclosed hereinabove and the subsequent contribution of 99% of that stock to the Company in April 1996, the Reporting Person purchased a net number of 9,889 shares of Common Stock from the Company for $2,082.

        On April 9, 1996, the holders of Bioren SA capital stock exchanged their capital stock in Bioren SA (representing 50% of the outstanding Bioren capital stock) for 350,312 shares of Common Stock of the Company and the stockholders of Bigmar Pharmaceuticals SA exchanged all of the capital stock of Bigmar Pharmaceuticals SA for 2,000,938 shares of Common Stock of the Company.

        The net effect of all of the above-described transactions was that the Reporting Person purchased 973,368 shares of Common Stock of the Company for approximately 1,500,000 Swiss francs. The funds utilized to fund those purchases were the Reporting Person's personal funds.

        On May 2, 1997, the Reporting Person completed the purchase of an additional 1,293,663 shares of Common Stock at an aggregate price of approximately $2,300,000. The funds utilized to fund those purchases were borrowed from a source other than a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Exchange Act.

        The Reporting Person is a member of Jericho II, L.L.C., a Michigan limited liability company ("Jericho"), which owns a number of securities issued by the Company in which the Reporting Person claims a beneficial interest. Pursuant to a certain Debt Repayment Agreement dated November 20, 1998, on January 11, 1999, 1,231,231 shares of Common Stock issued by the Company were transferred to Jericho by John Tramontana in satisfaction of $2,536,335.65 of indebtedness due to Jericho by a third-party, which Mr. Tramontana agreed to satisfy. The Debt Repayment Agreement is attached as Exhibit 99.1 hereto.

        Jericho owns additional securities issued by the Company, in which the Reporting Person claims a beneficial ownership interest. The Reporting Person can not state with certainty the source of the funds utilized by Jericho to effect the purchases of all of those securities. At the time that those various securities positions were purchased by Jericho, the Reporting Person was under the impression that the source of the funds utilized to effect those acquisitions would be working capital of Jericho, borrowed funds and capital contributions from Harold Baldauf and Cynthia May (the two persons, who together with the Reporting Person constitute all of the members of Jericho). The Court in the Chancery Court of Delaware in the consolidated action encaptioned In Re Bigmar, Inc. 225 Litigation recently found that Ms. May and Mr. Baldauf did not contribute personal funds into Jericho to enable Jericho to purchase any of those securities. For additional information regarding the securities held by Jericho in which the Reporting Person claims a beneficial interest, as well as additional information relating to In Re Bigmar, Inc. 225 Litigation and certain other litigation involving the Reporting Person, Jericho, Harold Baldauf and Cynthia May, see Items 4 and 5 below.

ITEM 4. Purpose of Transaction.

        This Schedule 13D is being filed to update and restate the Reporting Person's beneficial ownership of voting securities of the Company and to state his present intentions with respect to his ownership and other interests in the Company.

        Item 5 hereof contains a detailed discussion of the Reporting Person's beneficial holdings of the Common Stock and Preferred Stock of the Company, and an additional discussion of certain litigation relating to the Jericho Shares (as the term is defined below), the outcome of which may bear upon the Reporting Person's beneficial holdings.

        As of the date hereof, the Reporting Person is owed a substantial amount of money in respect of unpaid salary and loans to the Company and certain of its subsidiaries. Specifically, the Reporting

Person is owed an aggregate of approximately $1,888,000 by the Company and its subsidiaries. That amount includes approximately $1,325,000 in principal and interest due under loans from the Reporting Person to Bigmar Pharmaceuticals SA, a subsidiary of the Company, which loans are in default under the terms and conditions thereof (the "Default Notes"). The Reporting Person has received a judgment from a Swiss court with respect to the Default Notes (a copy of the judgement is attached hereto as Exhibit 99.2), and reserves the rights to execute on that judgment and to seek collection of the Default Notes at any time. Any such action by the Reporting Person may cause that subsidiary to be subject to court-supervised liquidation proceedings under Swiss law. In addition, the Reporting Person intends to request that the Company reimburse him for his litigation expenses incurred in connection with the actions litigated in the Court of Chancery of the State of Delaware in and for New Castle County (the "Chancery Court of Delaware"), which expenses are approximately $526,900. Moreover, the Reporting Person reserves the right to do any and all things that he deems necessary, appropriate or in his sole interest in his capacity as a creditor to secure the amounts owed to him, or that in the future may be owed to him, and/or to collect upon such amounts, and he reserves the right to demand payment of any and all amounts owed to him immediately or at any time; and/or to demand that some or all of such amounts be converted into equity and/or debt securities as well as options of the Company and/or its subsidiaries. In connection therewith, the Reporting Person also reserves the right to demand that the Company and/or its subsidiaries renegotiate some or all of the loans, adopt negative and affirmative covenants relating to the collectability of the loans or the credit-worthiness of the obligor, issue guarantees, provide security and/or seek to have the Company and/or its subsidiaries issue securities in respect thereof that may have liquidity or voting preferences. The foregoing statements are intended to be examples of recourse that the Reporting Person may seek, and are not intended to limit the Reporting Persons alternatives with respect to the securing, the collection or the conversion into equity of the amounts described hereinabove, in any respect.

        Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not have any plans or proposals which will relate to or result in any of the following:

        (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person believes that the Company needs to raise substantial additional capital to fully implement its business plan and that stock options should be issued to officers and directors of the Company to incentivize them in the course of their association with the Company, and the Reporting Person further expects that stock options or securities may be required to be issued in connection with the hiring of new personnel;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries, except that the Reporting Person believes that the Company's 50% interest in Bioren, SA should be sold to Bigmar Pharmaceuticals SA (a wholly-owned subsidiary of the Company) and further that Bioren, SA and Bigmar Pharmaceuticals SA should be combined or consolidated so as to facilitate the transfer of funds from said subsidiaries to the Company under Swiss law;

        (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors, except that the Reporting Person is aware that the Company is actively attempting to hire additional senior management personnel and the Reporting Person further believes that it is in the best interests of the Company to attract additional qualified directors to the Company;

        (e) Any material change in the present capitalization or dividend policy of the Company, except that the Reporting Person believes that the Company needs to secure additional equity and debt capital to implement the Company's business plan and to enable the Company's business to grow and in his capacity as an officer and director of the Company is actively pursing raising additional capital, which may also involve the issuance of additional debt and equity securities, including shares of series of preferred stock not yet designated;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, except that the Reporting Person believes that the adoption of a shareholders rights plan, also sometimes referred to as a "poison pill," may be in the best interests of the Company and its shareholders, as the Reporting Person believes that the Company's Common Stock is undervalued; and the Reporting Person further believes that the authorized capital of the Company needs to be increased;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

        Notwithstanding the foregoing, the Reporting Person reserves the right at any time to change his opinions, assessments, intentions and plans. Moreover, nothing set forth herein should be deemed to be a limitation on the actions that the Reporting Person may take as an officer or director, in the exercise of his fiduciary obligations.

ITEM 5. Interest in Securities of the Issuer.

        The foregoing description of the Reporting Person's beneficial ownership is based in part on the position of the Reporting Person that he may be deemed to be in a control position with respect to the Jericho Shares (as the term is defined hereinbelow) for the purposes of Rule 13d-3 promulgated under the Exchange Act, which position is more fully described below, subject to the outcome of the Michigan Action which is defined and described below.

        (a) and (b) The Reporting Person is a beneficial owner of 11,209,339 shares of Common Stock, or 60.0% of a total number of shares of Common Stock issued and outstanding as of September 11, 2002, for the purposes of the definition of "beneficial ownership" set forth in Rule 13d-3 promulgated under the Exchange Act. The Reporting Person's beneficially owned securities include: (i) 1,035,800 shares of Common Stock held by the Reporting Person of record as of September 11, 2002; (ii) 125,000 shares of Common Stock issuable to the Reporting Person upon exercise of options under the terms and provisions of the 1996 Stock Option Plan at a price per share of $5.09375, which options expire on December 4, 2002; (iii) 125,000 shares of Common Stock issuable to the Reporting Person upon exercise of options under the terms and provisions of the 1997 Stock Option Plan at a price per share of $5.09375 which options expire on December 4, 2002; and (iv) 9,923,539 shares beneficially owned by Jericho, L.L.C., a Michigan limited liability company ("Jericho") (the "Jericho Shares"). The Jericho Shares, in turn, include: (a) 4,923,539 shares of Common Stock owned by Jericho of record as of the date of this filing, and (b) 5,000,000 shares of Common Stock issuable to Jericho upon the exercise of a certain 10-year Series A Preferred Stock Warrant issued by the Company in consideration for a guarantee for a $6,000,000 line of credit, which Series A Preferred Stock Warrant is dated May 28, 1998 (the "Warrant"). The 1,000,000 shares of Series A Convertible Preferred Stock are convertible into shares of Common Stock on a one-to-one basis. In turn, each share of Series A Convertible Preferred Stock is entitled to five (5) votes per share and may be voted as a class with the Common Stock. Although the 1,000,000 shares of the Series A Convertible Preferred Stock are convertible into 1,000,000 shares of Common Stock, for purposes of this Schedule the shares are reflected in this Schedule as being the equivalent of 5,000,000 shares of Common Stock because that is the equivalent number of votes represented by the shares of Series A Convertible Preferred Stock. The Warrant is exercisable at an initially stated price per share of $2.5625 (subject to adjustment to reflect dilutive issuances of equity securities by the Company, as well as stock splits, dividends, combinations and similar events).

        The Reporting Person is the largest single member of Jericho (holding 50% of the membership interests of Jericho) which, pursuant to its Operating Agreement, is governed by its members. By virtue of the following: (i) the extent of the Reporting Person's membership interest in Jericho; (ii) the governance structure of Jericho; (iii) the judgment of the Chancery Court of Delaware in consolidated action encaptioned In Re Bigmar, Inc. 225 Litigation; and (iv) certain claims that the Reporting Person is asserting against Jericho and its remaining members in the Michigan Action (as the term is defined hereinbelow), the Reporting Person may be deemed to beneficially own all of the securities owned by Jericho for Schedule 13D reporting purposes.

        Based on the foregoing, it is the Reporting Person's position with respect to the Jericho Shares that he beneficially owns all of the Jericho Shares. As the largest single member of a limited liability company that is managed by its members, control over the right to vote this stock may be deemed to be imputed to the Reporting Person. Alternatively, as 50% of the Bigmar stock that Jericho holds would have to be voted consistent with the Reporting Person's direction in the event of a deadlock among Jericho's members regarding the manner in which the stock should be voted, control over 50% of the Jericho Shares, the Series A Convertible Stock and the Warrant that Jericho holds may be imputed to the Reporting Person.

        Certain shareholders of the Company, namely, Cynthia R. May, Janet Baldauf and Harold Baldauf (all parties related to one another and are referred collectively hereinafter as the "May Parties") have adopted the position that they possess the authority and power to vote and dispose of the Jericho Shares because the Jericho Shares, (i.e., 4,923,539 shares of Bigmar Common Stock held by Jericho) are directly owned by the May Parties and because the May Parties have been delegated the authority to vote (the "Purported Delegation") and dispose of the remaining Jericho Shares through purported instruments of transfer of such shares. The May Parties claim that on November 14, 2001, pursuant to a certain Authorization to Transfer Shares in Satisfaction of Indebtedness (the "Purported Authorization"), Jericho executed a certain Stock Power and Assignment purportedly transferring 4,923,539 shares of the Common Stock to Mr. Baldauf while Jericho purportedly remained the record holder of such shares. In addition, Ms. May claims to have the authority to dispose of all shares of Common Stock allegedly held by Mr. Baldauf pursuant to a certain Durable Power of Attorney purportedly executed by H. Baldauf on June 5, 1995 (the "Purported Durable Power of Attorney"), subject to the outcome of the Michigan Action, and a certain order of preliminary injunction entered by the Michigan District Court (as the term is defined below). The May Parties claim of the right to vote the Jericho Shares has been adjudicated against them in an Order and Final Judgment entered by the Chancery Court of Delaware on April 15, 2002 in a consolidated action encaptioned In Re Bigmar, Inc. Section 225 Litigation. In that case, the Chancery Court of Delaware determined that Ms. May does not have the right to vote the subject securities in her discretion, and set aside certain stockholder consents that were executed by Ms. May and certain other stockholders of the Company purportedly on behalf of Jericho in reliance upon the Purported Delegation and found, inter alia, that Ms. May was unauthorized to execute those consents. The Chancery Court of Delaware held that the Purported Delegation was procured at a minimum by a breach of Ms. May's fiduciary duties, if not fraud. The foregoing description of the Order and Final Judgment is subject in all respects to the actual Order and Final Judgment and the related opinion, copies of which are attached hereto as Exhibits 99.3 and 99.4 respectively and respectively are incorporated herein by reference. Ms. May filed a Motion to Appeal the Order and Final Judgment. In June 2002, Ms. May filed a Notice of Motion to withdraw her appeal and the withdrawal was entered on the Court's docket as of June 28, 2002. The May Parties alternatively claim beneficial ownership based upon the Delegation of Authority, purportedly executed by the members of Jericho on August 30, 2000 that purportedly granted Ms. May the power to vote and dispose of the Jericho Shares.

        On January 18, 2002, the Reporting Person filed a complaint in a matter encaptioned John Tramontana, Plaintiff, vs. Cynthia R. May, Harold C. Baldauf and Jericho II, L.L.C. Civil Action Number 02-10012, in the United States District Court for the Eastern District of Michigan (the "Michigan District Court") (which complaint was amended on April 29, 2002 and is hereinafter referred to as the "Michigan Complaint") (the "Michigan Action"). In that action, the Reporting Person, inter alia, asserted his ownership of the Jericho Shares, challenged the Purported Delegation and the May Parties right to vote or to dispose of the Jericho Shares, requested the dissolution and liquidation of Jericho and requested the appointment of a receiver. Should the Reporting Person prevail in this action, he could receive up to 100% of the Jericho Shares. As such, the control over those shares may now be imputed to him.

        On May 13, 2002, the May Parties stipulated and agreed to the entry of an order by the Michigan District Court (the "Michigan Order") that provides, inter alia, that during the pendency of the Michigan Action, (i) Mr. Baldauf may not vote, dispose of, assign or otherwise encumber the Jericho Shares, and (ii) Ms. May may not act as the "Managing Member" of Jericho, including attempting to vote any shares of the Company's Common Stock owned by Jericho, or disposing, assigning or otherwise encumbering any Jericho's related stock. For this reason as well, control over the Jericho shares may be imputed to the Reporting Person. The foregoing description of the Michigan Order is subject in all respects to the actual Michigan Order, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

        As of the date hereof, the Michigan Action remains pending. The outcome in this litigation may bear upon the beneficial ownership of the Common Stock held by the Reporting Person and/or all of the May Parties, Jericho and any of them.

        (c) The Reporting Person has engaged in no transaction during the past 60 days in any shares of Common Stock or securities of the Company's subsidiaries.

        (d) Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

        (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

        References are made to the Purported Authorization, the Purported Delegation, the Purported Durable Power of Attorney in Item 5 hereof, which documents, inter alia, are attached as Exhibits to this filing and, which documents, in the Reporting Person's view, do not bear upon the beneficial ownership of the securities owned of record by Jericho.

ITEM 7. Material To Be Filed As Exhibits.

99.1	Debt Repayment Agreement dated November 20, 1998.
99.2	English Translation of Swiss Judgment Relating to the Default Notes.
99.3	Order and Final Judgment—In Re Bigmar, Inc. Section 225 Litigation, Consolidated C.A. No. 19289.
99.4	In re Bigmar, Inc. Section 225 Litigation—Memorandum Opinion, Consolidated Civil Action No. 19289-NC.
99.5	Order—In the United States District Court for the Eastern District of Michigan, filed May 13, 2002.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2002	By:	/s/ JOHN G. TRAMONTANA John G. Tramontana